UNITED STATES
                     SECURITIES AND EXCHANGE COMMISSION

                           Washington, D.C. 20549

                                FORM 12b-25

                        NOTIFICATION OF LATE FILING


(Check one):

|X| Form 10-K or Form 10KSB |_| Form 20-F |_| Form 11-K
|_| Form 10-Q or Form 10QSB |_| Form N-SAR |_| Form N-CSR

For Period Ended: December 31, 2004

                       |_| Transition Report on Form 10-K
                       |_| Transition Report on Form 20-F
                       |_| Transition Report on Form 11-K
                       |_| Transition Report on Form 10-Q
                       |_| Transition Report on Form N-SAR


                        For the Transition Period Ended:
      If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I -- REGISTRANT INFORMATION

                           NATIONAL DENTEX CORPORATION
                           ---------------------------
                             Full Name of Registrant
                                       N/A
                            Former Name if Applicable
                              526 Boston Post Road
                              --------------------
            Address of Principal Executive Office (Street and Number)
                          Wayland, Massachusetts 01778
                          ----------------------------
                            City, State and Zip Code

PART II -- RULES 12b-25(b) AND (c)
If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

         (a) The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense

|X|      (b) The subject annual report, semi-annual report, transition report on
             Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

         (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III -- NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

The registrant is an accelerated filer as defined in Rule 12b-2 promulgated by the Securities and Exchange Commission under the Securities Exchange Act of 1934, as amended. The registrant could not, without unreasonable effort or expense, complete the process of closing its accounting records and preparing and filing its Annual Report on Form 10-K for its fiscal year ended December 31, 2004 within the prescribed time period applicable to it as an accelerated filer. The various new disclosures mandated by Form 10-K, including the new internal control over financial reporting requirements of the Sarbanes-Oxley Act, have taken longer to complete than expected because the registrant has a decentralized organization of 43 laboratories located across 30 states and also because the registrant consummated various acquisitions during the fiscal year ended December 31, 2004. The decentralized nature of the registrant's operations and its acquisition activity have increased the complexity and expense of the registrant's compliance with the various new disclosure requirements and resulted in delays in finalizing the company's consolidated financial statements. Consequently, the registrant requires more time to complete the process of closing its accounting records and preparing its Annual Report on Form 10-K. As of the date of this filing, the registrant's management has not identified any material weaknesses in internal control over financial reporting; however, management has not yet completed their assessment and could identify control deficiencies that would be classified as material weaknesses in Management's Report on Internal Control over Financial Reporting, filed within our Annual Report on Form 10-K. The registrant's management expects to complete its assessment in connection with the registrant's filing of its Annual Report on Form 10-K on or before March 31, 2005.

PART IV -- OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

Richard F. Becker, Jr.                  508                        358-4422
----------------------                  ---                        --------
        (Name)                      (Area Code)               (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

      |X| Yes |_| No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

      |X| Yes |_| No

      If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

      On February 25, 2005, the registrant issued a press release announcing its results of operations for the fourth fiscal quarter and full fiscal year for 2004. A copy of this press release was furnished as Exhibit 99.1 to the registrant's Current Report on Form 8-K filed on February 25, 2005. The statement of operations for the fourth fiscal quarter and full fiscal year ended December 31, 2004 expected to be included in the registrant's Annual Report on Form 10-K are expected to be consistent with the results of operations for such fiscal year as set forth in the February 25, 2005 press release.

                          National Dentex Corporation.
                          ----------------------------
                  (Name of Registrant as Specified in Charter)

      has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.


Date: March 16, 2005     By:  /s/ Richard F. Becker, Jr.
                              -------------------------------------------------
                              Richard F. Becker, Jr.
                       Title: Vice President-Treasurer, Chief Financial Officer
                              and Assistant Clerk